UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on January 30, 2012 (File No. 333-179244), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release Dated January 23, 2013: Costamare Inc. Reports Results for Fourth Quarter and Year Ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 23, 2013

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2012

Athens, Greece, January 23, 2013 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and year ended December 31, 2012.

Financial Highlights

•

Voyage revenues of $95.2 million and $386.2 million for the three months and year ended December 31, 2012, respectively.

•

Voyage revenues adjusted on a cash basis of $97.6 million and $392.4 million for the three months and year ended December 31, 2012, respectively.

•

Adjusted EBITDA of $62.5 million and $253.1 million for the three months and year ended December 31, 2012, respectively.

•

Net income of $22.9 million or $0.31 per share and $81.1 million or $1.20 per share for the three months and the year ended December 31, 2012, respectively.

•

Adjusted net income of $23.6 million or $0.32 per share and $91.3 million or $1.35 per share for the three months and year ended December 31, 2012, respectively.

New Business Developments

•

The Company purchased the 2003-built, 5,928 TEU container vessel Venetiko (ex. Ace Ireland) for $22.2 million. The vessel is expected to be delivered to the Company no later than February 28, 2013. The acquisition is initially entirely financed with cash on hand. The Company also entered into a charter agreement with Pacific International Lines (Pte) Ltd., Singapore (“PIL”) for a period of minimum 12 months and maximum of 15 months at a daily rate of $14,500. The vessel is expected to be delivered to her charterers by the end of March 2013.

•

The Company sold the 1984-built, 3,876 TEU containership MSC Washington for demolition for approximately $8.2 million. The vessel was delivered to its buyers on January 2, 2013. The sale of the MSC Washington resulted in a book gain of approximately $3.2 million.

•

In January 2013, our manager Costamare Shipping Company S.A. entered into a co-operation agreement (the “Co-operation Agreement”) with third party ship managers V Ships Greece Ltd., pursuant to which the two companies will establish a ship management cell (the “Cell”) within V Ships Greece Ltd. The Cell will provide technical management services to initially about 22 Costamare Inc. container vessels for which Costamare Shipping will remain the head manager and also to vessels of third party clients. The Co-operation Agreement provides that Costamare Shipping Company S.A. will receive part of the profits generated by the Cell. Costamare Inc. and Costamare Shipping Company S.A. have agreed that Costamare Shipping Company S.A. will pass to Costamare Inc. the net profit it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by Costamare Inc. to Costamare Shipping Company S.A. This arrangement will provide us with the operational flexibility needed to respond to changing market conditions, while reducing our ship management expenditure.

Dividend Announcements

•

On January 17, 2013, the Company declared a dividend for the fourth quarter ended December 31, 2012, of $0.27 per share, payable on February 13, 2013 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on January 30, 2013. This will be the Company’s ninth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the fourth quarter of the year, the Company continued to deliver positive results.

On the ship management front, the Co-operation Agreement between our manager and V-Ships provides us both with the resources needed to achieve our growth plans and the flexibility to adjust the size of our fleet depending on market conditions in a highly cyclical industry.

At the same time we have addressed the potential for conflicts of interest; by aligning the interests of the listed entity and our manager in the structure. The management company will be passing along to the listed entity its entire share of the profits resulting from the Co-operation Agreement. As a result of this arrangement, we expect that over time the management fees currently paid by Costamare Inc. can be reduced.

Regarding new transactions, we bought a 2003 built approx. 6,000 TEU container vessel for a purchase price of $22.2 million. The vessel has been chartered for a period of 12-15 months at a rate yielding attractive returns with a lot of upside.

At the same time we took advantage of a strong demolition market and sold a 29 – year old vessel; the transaction resulted in an accounting gain of approximately $3.2 million.

In a challenging market we have minimized our re-chartering risk. The charters for the vessels opening in 2013 and 2014 account for approximately 4% and 3% of our 2013 and 2014 contracted revenues respectively.

Finally, on January 17 we declared a dividend for the fourth quarter of $0.27 per share. Consistent with our dividend policy, we continue to offer an attractive dividend, which we consider to be sustainable based on the size of our contracted cash flows, the quality of our charterers and the prudent amortization of our debt.

We believe that going forward, a containership market under pressure provides us with the opportunity to expand opportunistically in a low rate and asset values environment.”

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2011	2012	2011	2012

Voyage revenue	$ 382,155	$ 386,155	$ 101,990	$ 95,193
Accrued charter revenue (1)	$ 30,313	$ 6,261	$ 7,095	$ 2,352
Voyage revenue adjusted on a cash basis (2)	$ 412,468	$ 392,416	$ 109,085	$ 97,545

Adjusted EBITDA (3)	$ 274,669	$ 253,097	$ 74,671	$ 62,510

Adjusted Net Income (3)	$ 112,763	$ 91,346	$ 32,595	$ 23,625
Weighted Average number of shares	60,300,000	67,612,842	60,300,000	73,658,696
Adjusted Earnings per share (3)	$ 1.87	$ 1.35	$ 0.54	$ 0.32

EBITDA (3)	$ 249,498	$ 242,880	$ 68,158	$ 61,816
Net Income	$ 87,592	$ 81,129	$ 26,082	$ 22,931
Weighted Average number of shares	60,300,000	67,612,842	60,300,000	73,658,696
Earnings per share	$ 1.45	$ 1.20	$ 0.43	$ 0.31

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the years and three-month periods ended December 31, 2012 and December 31, 2011. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2011	2012	2011	2012

Net Income	$87,592	$81,129	$26,082	$22,931
Accrued charter revenue	30,313	6,261	7,095	2,352
(Gain)/ Loss on sale/disposal of vessels	(13,077)	2,796	(2,306)	(1,500)
Realized (Gain)/ Loss on Euro/USD forward contracts	(1,971)	698	(405)	(299)
(Gain)/ Loss on derivative instruments	8,709	462	2,129	141
Initial purchases of consumable stores for newly acquired vessels	1,197	-	-	-

Adjusted Net income	$112,763	$91,346	$32,595	$23,625
Adjusted Earnings per Share	$1.87	$1.35	$0.54	$0.32
Weighted average number of shares	60,300,000	67,612,842	60,300,000	73,658,696

Adjusted Net income and Adjusted Earnings per Share represent net income before gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts and the cash of initial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars)	2011	2012	2011	2012

Net Income	$87,592	$81,129	$26,082	$22,931
Interest and finance costs	75,441	74,734	19,488	16,894
Interest income	(477)	(1,495)	(123)	(322)
Depreciation	78,803	80,333	20,711	20,151
Amortization of dry-docking and special survey costs	8,139	8,179	2,000	2,162
EBITDA	249,498	242,880	68,158	61,816
Accrued charter revenue	30,313	6,261	7,095	2,352
(Gain)/ Loss on sale/disposal of vessels	(13,077)	2,796	(2,306)	(1,500)
Realized (Gain)/ Loss on Euro/USD forward contracts	(1,971)	698	(405)	(299)
Gain/ (Loss) on derivative instruments	8,709	462	2,129	141
Initial purchases of consumable stores for newly acquired vessels	1,197	-	-	-
Adjusted EBITDA	$274,669	$253,097	$74,671	$62,510

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts and the cash of initial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

Results of Operations

Three-month period ended December 31, 2012 compared to the three-month period ended December 31, 2011

During the three-month periods ended December 31, 2012 and 2011, we had an average of 47.0 and 48.3 vessels, respectively, in our fleet. In the three-month period ended December 31, 2012, no vessels were acquired or sold.  In the three-month period ended December 31, 2011, we acquired the secondhand vessel MSC Methoni with a TEU capacity of 6,724 and we sold three vessels, while the vessel Rena was determined to be a constructive total loss (“CTL”) for insurance purposes in October 2011, with an aggregate TEU capacity, including the vessel Rena, of 8,922. In the three-month period ended December 31, 2012 and 2011, our fleet ownership days totaled 4,324 and 4,446 days, respectively. Ownership days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,		Change	Percentage Change
	2011	2012

Voyage revenue	$102.0	$95.2	$(6.8)	(6.7%)
Voyage expenses	(0.9)	(1.5)	0.6	66.7%
Voyage expenses – related parties	(0.8)	(0.7)	(0.1)	(12.5%)
Vessels operating expenses	(27.0)	(27.8)	0.8	3.0%
General and administrative expenses	(1.4)	(1.0)	(0.4)	(28.6%)
Management fees – related parties	(4.1)	(3.8)	(0.3)	(7.3%)
Amortization of dry-docking and special survey costs	(2.0)	(2.2)	0.2	10.0%
Depreciation	(20.7)	(20.2)	(0.5)	(2.4%)
Gain/ (loss) on sale/disposal of vessels	2.3	1.5	(0.8)	(34.8%)
Foreign exchange gains/ (losses)	0.2	(0.1)	(0.3)	(150.0%)
Interest income	0.1	0.3	0.2	200.0%
Interest and finance costs	(19.5)	(16.9)	(2.6)	(13.3%)
Other	-	0.2	0.2	100.0%
Gain/ (loss) on derivative instruments	(2.1)	(0.1)	$(2.0)	(95.2%)
Net Income	$26.1	$22.9

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,			Change	Percentage Change
	2011	2012

Voyage revenue	$102.0	$95.2		$(6.8)	(6.7%)
Accrued charter revenue	7.1	2.4		(4.7)	(66.2%)
Voyage revenue adjusted on a cash basis	$109.1	97.6	$

Fleet operational data	Three-month period ended December 31,			Percentage Change
	2011	2012	Change

Average number of vessels	48.3	47.0	(1.3)	(2.7%)
Ownership days	4,446	4,324	(122)	(2.7%)
Number of vessels underwent dry-dock and special survey during the periods	-	3	3

Voyage Revenue

Voyage revenue decreased by 6.7%, or $6.8 million, to $95.2 million during the three-month period ended December 31, 2012, from $102.0 million during the three-month period ended December 31, 2011. The decrease in Voyage revenue is mainly due to decreased ownership days of our fleet by 2.7% during the three-month period ended December 31, 2012, compared to the three-month period ended December 31, 2011. Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 10.5%, or $11.5 million, to $97.6 million during the three-month period ended December 31, 2012, from $109.1 million during the three-month period ended December 31, 2011. The decrease is mainly attributable to the decreased ownership days of our fleet and the decreased charter hire received in accordance with certain escalation clauses of our charters during the three-month period ended December 31, 2012 compared to the three-month period ended December 31, 2011.

Voyage Expenses

Voyage expenses increased by 66.7%, or $0.6 million, to $1.5 million during the three-month period ended December 31, 2012, from $0.9 million during the three-month period ended December 31, 2011. The increase was primarily attributable to the off-hire expenses, mainly relating to bunkers consumption (i) of three vessels that were dry-docked (ii) of two vessels on their way to their new charters and, (iii) of one vessel on the way to her scrap buyer (delivered for scrap in January 2013)  during the three-month period ended December 31, 2012; partly offset by the decreased third party commissions charged to us in the three-month period December 31, 2012, compared to the three-month period ended December 31, 2011.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.7 million during the three-month period ended December 31, 2012 and in the amount of $0.8 million during the three-month period ended December 31, 2011, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 3, 2010.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 3.0%, or $0.8 million, to $27.8 million during the three-month period ended December 31, 2012, from $27.0 million during the three-month period ended December 31, 2011. The increase is partly attributable to the increase of the average vessel size of our fleet during the three-month period ended December 31, 2012, compared to the same period of 2011; partly offset by the decreased ownership days of our fleet during the three-month period ended December 31, 2012, compared to the same period of 2011.

General and Administrative Expenses

General and administrative expenses decreased by 28.6%, or $0.4 million, to $1.0 million during the three-month period ended December 31, 2012, from $1.4 million during the three-month period ended December 31, 2011.  The decrease in the three-month period ended December 31, 2012, was mainly attributable to decreased public-company related expenses charged to us compared to the three-month period ended December 31, 2011. Furthermore, General and administrative expenses for the three-month period ended December 31, 2012 and 2011, include $0.25 million for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 3, 2010.

Management Fees – related parties

Management fees paid to our managers decreased by 7.3%, or $0.3 million, to $3.8 million during the three-month period ended December 31, 2012, from $4.1 during the three-month period ended December 31, 2011. The decrease was primarily attributable to the decreased fleet ownership days for the three-month period ended December 31, 2012, compared to the three-month period ended December 31, 2011.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.2 million for the three-month period ended December 31, 2012 and $2.0 for the three-month period ended December 31, 2011. During the three-month period ended December 31, 2012 and 2011, three vessels and no vessels underwent their special survey, respectively.

Depreciation

Depreciation expense decreased by 2.4%, or $0.5 million, to $20.2 million during the three-month period ended December 31, 2012, from $20.7 million during the three-month period ended December 31, 2011. The decrease was primarily attributable to the depreciation expense not charged for eight vessels that were sold during the fourth quarter of 2011 and the year ended December 31, 2012; partly offset by the depreciation expense charged for five vessels that were acquired during the year ended December 31, 2012.

Gain/ (Loss) on Sale/Disposal of Vessels

In the three-month period ended December 31, 2012, we recorded a book gain of $1.5 from the effect of the partial reversal of a provision recorded in 2011 for costs associated with the grounding of the vessel Rena. During the three-month period ended December 31, 2011, we recorded in aggregate, on a net basis, a gain of $2.3 million from the sale of three vessels and the “CTL” of the vessel Rena.

Foreign Exchange Gains/ (Losses)

Foreign exchange gains/ losses were losses of $0.1 million during the three-month period ended December 31, 2012, and gains of $0.2 million during the three-month period ended December 31, 2011.

Interest Income

During the three-month period ended December 31, 2012, interest income increased by 200.0%, or $0.2 million, to $0.3 million, from $0.1 million during the three-month period ended December 31, 2011.  The change in interest income was mainly due to the increased cash deposits in interest bearing accounts during the three-month period ended December 31, 2012, compared to the three-month period ended December 31, 2011, which resulted from the increased average cash balance during the three-month period ended December 31, 2012, compared to the three-month period ended December 31, 2011.

Interest and Finance Costs

Interest and finance costs decreased by 13.3%, or $2.6 million, to $16.9 million during the three-month period ended December 31, 2012, from $19.5 million during the three-month period ended December 31, 2011. The decrease is partly attributable to decreased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into during the year ended December 31, 2011, in connection with our new building program; partly offset by the capitalized interest in relation to our new-building program.

Gain/ (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of December 31, 2012, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2012, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $180.8 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at December 31, 2012, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the three-month period ended December 31, 2012, a gain of $12.0 million has been included in “Comprehensive loss” and a loss of $0.05 million has been included in “Gain/ (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2012.

Cash Flows

Three-month period ended December 31, 2012 and December 31, 2011

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2011	2012
Net Cash Provided by Operating Activities	$ 60.8	$ 44.7
Net Cash Used in Investing Activities	($ 27.1)	($ 74.5)
Net Cash Provided by (Used in) Financing Activities	($ 6.2)	$80.0

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2012, decreased by $16.1 million to $44.7 million, compared to $60.8 million for the three-month period ended December 31, 2011. The decrease was primarily attributable to (a) the decreased cash from operations of $11.5 million deriving from escalating charter rates, (b) the increased dry-docking payments of $3.1 million and (c) by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $3.1 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $74.5 million in the three-month period ended December 31, 2012, which mainly consists of (a) $82.1 million advance payments for the construction and purchase of five newbuild vessels and (b) $7.9 million advance payment we received from the sale of one vessel for scrap which was delivered to her scrap buyers in January 2013.

Net cash used in investing activities was $27.1 million in the three-month period ended December 31, 2011.

Net Cash Provided By (Used in) Financing Activities

Net provided by financing activities was $80.0 million in the three-month period ended December 31, 2012, which mainly consists of (a) $40.8 million of indebtedness that we repaid, (b) $47.5 million we drew down from three of our credit facilities, (c) $20.2 million we paid for dividends to our stockholders for the third quarter of the year 2012 and (d) $93.5 million net proceeds we received from our follow-on offering in October 2012, net of underwriting discounts and expenses incurred in the offering.

Net cash used in financing activities was $6.2 million in the three-month period ended December 31, 2011, which mainly consists of (a) $40.7 million of indebtedness that we repaid, (b) $57.3 million we drew down from two of our credit facilities and (c) $16.3 million we paid for dividends to our stockholders for the third quarter of the year 2011.

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

During the years ended December 31, 2012 and 2011, we had an average of 46.8 and 47.8 vessels, respectively, in our fleet. In the year ended December 31, 2012, we accepted delivery of five secondhand vessels MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini with an aggregate TEU capacity of 15,352 and we sold four vessels Gather, Gifted, Genius I and Horizon with an aggregate TEU capacity of 9,834.  In the year ended December 31, 2011, we accepted delivery of ten secondhand vessels MSC Pylos, Zagora, Marina, Prosper, Konstantina, MSC Sierra II, MSC Namibia II, MSC Sudan II, MSC Romanos and MSC Methoni with an aggregate TEU capacity of 29,242 and we sold six second-hand vessels MSC Sierra, MSC Namibia, MSC Sudan, MSC Fado, MSC Tuscany and Garden, while the vessel Rena was determined to be a constructive total loss (“CTL”) for insurance purposes in October 2011, with an aggregate TEU capacity of 13,836. In the years ended December 31, 2012 and 2011, our fleet ownership days totaled 17,113 and 17,437 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2011	2012

Voyage revenue	$382.2	$386.2	$4.0	1.0%
Voyage expenses	(4.2)	(5.5)	1.3	31.0%
Voyage expenses – related parties	(2.9)	(2.9)	-	-
Vessels operating expenses	(110.4)	(112.5)	2.1	1.9%
General and administrative expenses	(5.0)	(4.0)	(1.0)	(20.0%)
Management fees – related parties	(15.3)	(15.2)	(0.1)	(0.7%)
Amortization of dry-docking and special survey costs	(8.1)	(8.2)	0.1	1.2%
Depreciation	(78.8)	(80.3)	1.5	1.9%
Gain/ (Loss) on sale/disposal of vessels	13.1	(2.8)	(15.9)	(121.4%)
Foreign exchange gains/ (losses)	0.1	0.1	-	-
Interest income	0.5	1.5	1.0	200.0%
Interest and finance costs	(75.4)	(74.7)	(0.7)	(0.9%)
Other	0.5	(0.1)	(0.6)	(120.0%)
Gain/ (Loss) on derivative instruments	(8.7)	(0.5)	$(8.2)	(94.3%)
Net Income	$87.6	$81.1

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,			Change	Percentage Change
	2011	2012

Voyage revenue	$382.2	$386.2		$4.0	1.0%
Accrued charter revenue	30.3	6.2		(24.1)	(79.5%)
Voyage revenue adjusted on a cash basis	$412.5	$392.4	$

Fleet operational data	Year ended December 31,			Percentage Change
	2011	2012	Change

Average number of vessels	47.8	46.8	(1.0)	(2.1%)
Ownership days	17,437	17,113	(324)	(1.9%)
Number of vessels underwent dry-dock and special survey during the years	8	9	1	-

Voyage Revenue

Voyage revenue increased by 1.0%, or $4.0 million, to $386.2 million during the year ended December 31, 2012, from $382.2 million during the year ended December 31, 2011. Ownership days decreased by 1.9% or 324 days to 17,113 days during the year ended December 31, 2012, from 17,437 days during the year ended December 31, 2011.  The increase in Voyage revenue is mainly due to the fact that larger vessels, chartered on average at higher rates, were employed by the Company during the year ended December 31, 2012, compared to the year ended December 31, 2011. Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 4.9%, or $20.1 million, to $392.4 million during the year ended December 31, 2012, from $412.5 million during the year ended December 31, 2011. The decrease is attributable to decreased charter hire received in accordance with certain escalation clauses of our charters during the year ended December 31, 2012, compared to the year ended December 31, 2011; partly offset by the fact that larger vessels, chartered on average at higher rates, were employed by the Company during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Voyage Expenses

Voyage expenses increased by 31.0%, or $1.3 million, to $5.5 million during the year ended December 31, 2012, from $4.2 million during the year ended December 31, 2011. The increase was primarily attributable to the increased off-hire expenses of our fleet, mainly bunkers consumption; partly offset by the decreased third party commissions charged to us during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $2.9 million during the years ended December 31, 2012, and 2011, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 3, 2010.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain or loss under derivative contracts entered into in relation to foreign currency exposure, increased by 1.9%, or $2.1 million, to $112.5 million during the year ended December 31, 2012, from $110.4 million during the year ended December 31, 2011. The increase is partly attributable to the increase of the average vessel size of the fleet during the year ended December 31, 2012, compared to the same period of 2011; partly offset by the decreased ownership days of our fleet during the year ended December 31, 2012, compared to the same period of 2011.

General and Administrative Expenses

General and administrative expenses decreased by 20.0%, or $1.0 million, to $4.0 million during the year ended December 31, 2012, from $5.0 million during the year ended December 31, 2011.  The decrease in the year ended December 31, 2012, was mainly attributable to decreased public-company related expenses charged to us compared to the year ended December 31, 2011. Furthermore, General and administrative expenses for the years ended December 31, 2012 and December 31, 2011, include $1.0 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 3, 2010.

Management Fees – related parties

Management fees paid to our managers decreased by 0.7%, or $0.1 million, to $15.2 million during the year ended December 31, 2012, from $15.3 million during the year ended December 31, 2011. The decrease was primarily attributable to the decreased fleet ownership days for the year ended December 31, 2012, compared to the year ended December 31, 2011.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the years ended December 31, 2012 and 2011 was $8.2 million and $8.1 million, respectively. During the years ended December 31, 2012 and 2011, 9 vessels and 8 vessels, respectively, underwent their special surveys.

Depreciation

Depreciation expense increased by 1.9%, or $1.5 million, to $80.3 million during the year ended December 31, 2012, from $78.8 million during the year ended December 31, 2011. The increase was primarily attributable to the depreciation expense charged for the five larger and younger containerships delivered to us during the year ended December 31, 2012, partly offset by the depreciation expense not charged relating to the four smaller and older vessels sold during the year ended December 31, 2012.

Gain/ (Loss) on Sale/Disposal of Vessels

During the year ended December 31, 2012, we recorded a net loss of $2.8 million mainly from the sale of four vessels (including the effect of the partial reversal of a provision recorded in 2011 for costs associated with the grounding of the vessel Rena). During the year ended December 31, 2011, we recorded in aggregate, on a net basis, a gain of $13.1 million from the sale of six vessels and the “CTL” of the vessel Rena.

Foreign Exchange Gains

Foreign exchange gains amounted to $0.1 million and $0.1 during the years ended December 31, 2012 and 2011, respectively.

Interest Income

During the year ended December 31, 2012, interest income increased by 200.0%, or $1.0 million, to $1.5 million, from $0.5 million during the year ended December 31, 2011. The increase in interest income was mainly due to the increased cash deposits in interest bearing accounts during the year ended December 31, 2012, compared to the year ended December 31, 2011, which resulted from the increased average cash balance during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Interest and Finance Costs

Interest and finance costs decreased by 0.9%, or $0.7 million, to $74.7 million during the year ended December 31, 2012, from $75.4 million during the year ended December 31, 2011. The decrease is partly attributable to the decreased financing costs and capitalized interest in relation with our newbuilding program; partly offset by the increased interest expense charged to us during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Gain/ (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of December 31, 2012, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2012, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $180.8 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at December 31, 2012, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the year ended December 31, 2012, a loss of $8.5 million has been included in “Comprehensive loss” and a loss of $1.6 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2012.

Cash Flows

Year ended December 31, 2012 and 2011

Condensed cash flows	Year ended December 31,
(Expressed in millions of U.S. dollars)	2011	2012
Net Cash Provided by Operating Activities	$ 195.2	$ 168.1
Net Cash Used in Investing Activities	$ (283.8)	($ 236.5)
Net Cash Provided by Financing Activities	$ 26.8	$ 237.7

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2012 decreased by $27.1 million to $168.1 million, compared to $195.2 million for the year ended December 31, 2011.  The decrease was primarily attributable to (a) the decreased cash from operations of $20.1 million deriving from escalating charter rates, (b) the increased dry-docking payments of $5.0 million and (c) increased payments for interest (including swap payments) of $3.5 million; partly offset by favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.1 million.

 Net Cash Used in Investing Activities

Net cash used in investing activities was $236.5 million in the year ended December 31, 2012, which consisted of (a) $191.2 million advance payments for the construction and purchase of ten newbuild vessels, (b) $74.1 million in payments for the acquisition of five secondhand vessels and (c) $28.7 million we received from the sale of four vessels including the advance payment we received from the sale of one vessel for scrap which was delivered to her scrap buyers in January 2013.

Net cash used in investing activities was $283.8 million in the year ended December 31, 2011.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $237.7 million in the year ended December 31, 2012, which mainly consisted of (a) $170.2 million of indebtedness that we repaid, (b) $288.6 million we drew down from six of our credit facilities, (c) $73.1 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2011, first quarter of the year 2012, the second quarter of the year 2012 and the third quarter of the year 2012 and (d) $194.1 million net proceeds we received from our two follow-on offerings in March 2012 and October 2012, net of underwriting discounts and expenses incurred in the offerings.

Net cash provided by financing activities was $26.8 million in the year ended December 31, 2011, which mainly consists of (a) $124.6 million of indebtedness that we repaid, (b) $226.3 million we drew down from five of our credit facilities and (c) $61.5 million, in aggregate, we paid for dividends to our stockholders for the fourth quarter of the year 2010, the first quarter of the year 2011, the second quarter of the year 2011 and the third quarter of the year 2011.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of December 31, 2012, we had a total cash liquidity of $314.6 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of January 23, 2013, the following vessels were free of debt.

Unencumbered Vessels in the water

(refer to fleet list on page 17 for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO (ex. ACE IRELAND)	2003	5,928
MSC KYOTO	1981	3,876
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MESSINI	1997	2,458

              Capital commitments

As of January 23, 2012, we had outstanding commitments relating to our contracted newbuilds aggregating $629.5 million payable in installments until the vessels are delivered. In addition we had $17.8 million outstanding commitment relating to the acquisition of the secondhand vessel Venetiko (ex. Ace Ireland) payable upon delivery of the vessel.

Conference Call details:

On Thursday, January 24, 2013 at 8:30 a.m., EST, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “Costamare”.

A replay of the conference call will be available until January 31, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 38 years of history in the international shipping industry and a fleet of 57 containerships, with a total capacity of approximately 331,000 TEU, including 10 newbuild containerships on order. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE”.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com

Fleet List

The tables below provide additional information, as of January 23, 2013, about our fleet of 57 containerships, including 10 newbuilds on order. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	NAVARINO	Evergreen	2010	8,531	1.5 years	30,950	September 2013	30,950
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
11	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	27,174
12	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	29,383
13	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	27,349
14	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	25,874
15	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	27,497
16	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865(8)	November 2019	31,671
17	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	31,780
18	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	31,870
19	VENETIKO (ex. ACE IRELAND) (ii)	PIL	2003	5,928	1.0 year	14,500	March 2014	14,500
20	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
21	ZIM NEW YORK	ZIM	2002	4,992	13 years	23,150	July 2015(11)	23,150
22	ZIM SHANGHAI	ZIM	2002	4,992	13 years	23,150	August 2015(11)	23,150
23	ZIM PIRAEUS(iii)	ZIM	2004	4,992	10 years	22,150(12)	March 2014	34,315
24	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
25	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
26	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
27	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
28	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
29	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
30	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500	August 2013	17,500
31	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250	June 2013	17,250
32	KORONI	Evergreen	1998	3,842	2 years	10,500(13)	April 2014	11,225
33	KYPARISSIA	Evergreen	1998	3,842	2 years	10,500(14)	May 2014	11,268
34	MSC AUSTRIA	MSC	1984	3,584	9.5 years	13,500(15)	September 2018	13,500
35	KARMEN	Sea Consortium	1991	3,351	1.5 years	7,000	January 2013	7,000
36	MARINA	Evergreen	1992	3,351	1.1 years	8,000	April 2013	8,000
37	KONSTANTINA	Evergreen	1992	3,351	1.0 year	7,550	September 2013	7,550
38	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
39	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
40	MESSINI	Evergreen	1997	2,458	1.5 years	8,100	February 2014	8,100
41	MSC REUNION(iv)	MSC	1992	2,024	6 years	11,500	June 2014	11,500
42	MSC NAMIBIA II(iv)	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
43	MSC SIERRA II(iv)	MSC	1991	2,023	5.7 years	11,500	June 2014	11,500
44	MSC PYLOS(iv)	MSC	1991	2,020	3 years	11,500	January 2014	11,500
45	PROSPER		1996	1,504
46	ZAGORA(iv)	MSC	1995	1,162	1.7 years	5,500	April 2013	5,500
47	STADT LUEBECK (v)	CMA CGM	2001	1.078	0.7 years	6,200	April 2013	6,200

Newbuilds

Vessel Name		Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)	Capacity (TEU) (16)
1	Hull S4010	Sungdong Shipbuilding	MSC	March 2013	8,770
2	Hull S4011	Sungdong Shipbuilding	MSC	March 2013	8,770
3	Hull S4020	Sungdong Shipbuilding	Evergreen	May 2013	8,770
4	Hull S4021	Sungdong Shipbuilding	Evergreen	May 2013	8,770
5	Hull S4022	Sungdong Shipbuilding	Evergreen	July 2013	8,770
6	Hull S4023	Sungdong Shipbuilding	Evergreen	July 2013	8,770
7	Hull S4024	Sungdong Shipbuilding	Evergreen	August 2013	8,770
8	H1068A	Jiangnan Changxing	MSC	November 2013	9,400
9	H1069A	Jiangnan Changxing	MSC	December 2013	9,400
10	H1070A	Jiangnan Changxing	MSC	February 2014	9,400

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between January 23, 2013 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(4)

This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(11)

Charterers shall have the option to terminate the charter by giving six months’ notice, in which case they will have to make a one-time payment which shall be the $6.9 million reduced proportionately by the amount of time by which the original 3-year extension period is shortened.

(12)

The charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred.

(13)

The charter rate will change to $11,500 per day, starting from May 2013 until the earliest redelivery date.

(14)

The charter rate will change to $11,500 per day, starting from June 2013 until the earliest redelivery date.

(15)

As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(16)

Based on finalized vessel specifications.

(i)

The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(ii)

The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months at a rate of $28,000 per day.

(iii)

The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iv)

Owners have a unilateral option to extend the charters of the vessels for an additional period of two years at market rate, to be defined annually, based on the closest category on the Contex index.

(v)

The charterer has a unilateral option to extend the charter for an additional six months after the initial period at a daily rate of $8,500.

COSTAMARE INC.

Consolidated Statements of Income

	Year ended December 31,		Three months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2011	2012	2011	2012

REVENUES:
Voyage revenue	$382,155	$386,155	$101,990	$95,193

EXPENSES:
Voyage expenses	(4,218)	(5,533)	(898)	(1,543)
Voyage expenses – related parties	(2,877)	(2,873)	(767)	(712)
Vessels’ operating expenses	(110,359)	(112,462)	(27,047)	(27,762)
General and administrative expenses	(4,958)	(4,045)	(1,391)	(959)
Management fees - related parties	(15,349)	(15,171)	(4,074)	(3,753)
Amortization of dry-docking and special survey costs	(8,139)	(8,179)	(2,000)	(2,162)
Depreciation	(78,803)	(80,333)	(20,711)	(20,151)
Gain/ (Loss) on sale of vessels	13,077	(2,796)	2,306	1,500
Foreign exchange gains (losses)	133	110	137	(57)
Operating income	$170,662	$154,873	$47,545	$39,594

OTHER INCOME (EXPENSES):
Interest income	$477	$1,495	$123	$322
Interest and finance costs	(75,441)	(74,734)	(19,488)	(16,894)
Other	603	(43)	31	50
Gain/ (Loss) on derivative instruments	(8,709)	(462)	(2,129)	(141)
Total other income (expenses)	$(83,070)	$(73,744)	$(21,463)	$(16,663)
Net Income	$87,592	$81,129	$26,082	$22,931

Earnings per common share, basic and diluted	$1.45	$1.20	$0.43	$0.31
Weighted average number of shares, basic and diluted	60,300,000	67,612,842	60,300,000	73,658,696

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2011	2012
	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,996	$267,321
Restricted cash	7,371	5,330
Receivables	2,150	2,237
Inventories	9,335	9,398
Due from related parties	3,585	2,616
Fair value of derivatives	-	165
Insurance claims receivable	3,076	1,454
Accrued charter revenue	13,428	5,100
Prepayments and other	1,910	1,862
Vessels held for sale	-	4,441
Total current assets	$138,851	$299,924
FIXED ASSETS, NET:
Advances for vessels acquisitions	$148,373	$339,552
Vessels, net	1,618,887	1,582,345
Total fixed assets, net	$1,767,260	$1,921,897
NON-CURRENT ASSETS:
Deferred charges, net	$32,641	$34,099
Restricted cash	38,707	41,992
Accrued charter revenue	5,086	13,422
Total assets	$1,982,545	$2,311,334
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$153,176	$162,169
Accounts payable	4,057	5,882
Accrued liabilities	13,455	9,292
Unearned revenue	6,901	5,595
Fair value of derivatives	46,481	55,701
Other current liabilities	2,519	10,772
Total current liabilities	$226,589	$249,411
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,290,244	$1,399,720
Fair value of derivatives, net of current portion	125,194	125,110
Unearned revenue, net of current portion	10,532	16,641
Total non-current liabilities	$1,425,970	$1,541,471
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock	$6	$8
Additional paid-in capital	519,971	714,100
Accumulated deficit	(48,854)	(40,814)
Accumulated other comprehensive loss	(141,137)	(152,842)
Total stockholders’ equity	$329,986	$520,452
Total liabilities and stockholders’ equity	$1,982,545	$2,311,334